STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	     Ernest Clarke
   	     C/O Ultradata Systems, Inc.
	        9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        	December, 1998

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	X  Director	                		       10% Owner
        	X  Officer: (Vice President)	    	   Other

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    	Trans-  Trans-  Securities       	Amount of    Ownership  Nature of
of      		action  action  Acquired (A)      Securities   Form:      Indirect
Security 	Date    Code    Disposed of(D)    Beneficially Direct(D)  Benefic-
                                            Owned at     Indirect(I) ial
                       	  Amount Code Price End of Month            Owners-
                                                                     ship

         N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)
   (1)         (2)             (3)         (4)       (5)            (6)
Title of    Conversion    Trans-    Trans-    Number of       Date Exer-
Derivative  or            action    action    Derivative      cisable and
Security    Price of      Date      Code      Securities      Expiration
            Derivative                        Acquired (A)    Date
            Security                          Disposed (D)




Incentive                                                       Immediate
Stock Option     $3.00    12/01/98     A           4,000 (A)     11/30/03


Table II Cont'd:

     (7)             (8)       (9)          (10)          (11)
Title and Amount  Price of   Number of   Ownership     Nature of
of Underlying     Derivative Derivative  Form of       Indirect
Security          Security   Securities  Derivative    Beneficial
                                         Beneficially  Security Ownership
                                         Owned at End  Direct (D)
                                         of Month      or Indirect (I)


Common Stock        $3.00      28,500         (D)              N/A



Signed: Ernest Clarke
        Vice President - Government Contracts
        January 21, 1999